K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 29, 2018
EDGAR FILING

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Income Funds
First Investors Strategic Income Fund
File Nos. 002-89287 and 811-03967
Post-Effective Amendment No. 91

Ladies and Gentlemen:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of First Investors Income Funds (“Trust”) is Post-Effective Amendment No. 91 to the Trust’s currently effective Registration Statement on Form N-1A relating to the First Investors Strategic Income Fund (the “Fund”), under the 1933 Act.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The primary purpose of this filing is to reflect changes to the underlying funds, of which Foresters Investment Management Company, Inc. acts as the investment adviser, in which the Fund invests and other changes to the Fund’s principal investment strategies.  Pursuant to Rule 485(a)(1) under the 1933 Act, Post-Effective Amendment No. 91 will become effective on January 31, 2019.

            If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,

/s/ Kathy K. Ingber

Kathy K. Ingber

Attachments

cc:       Scott Richardson
                     Foresters Investment Management Company, Inc.